AMENDMENT TO

INVESTMENT MANAGEMENT AGREEMENT

Between

T. ROWE PRICE INTERNATIONAL FUNDS, INC.

and

T. ROWE PRICE ASSOCIATES, INC.

 This is an Amendment (the “Amendment”) to the Investment Management Agreement (the “Agreement”), made as of the 1st day of October, 2021, by and between T. ROWE PRICE INTERNATIONAL FUNDS, INC., (the “Corporation”), a corporation existing under the laws of the State of Maryland, on behalf of the T. Rowe Price Emerging Markets Local Currency Bond Fund (the “Fund”) and T. ROWE PRICE ASSOCIATES, INC. (the “Manager”), a corporation organized and existing under the laws of the State of Maryland.

W I T N E S S E T H:

 WHEREAS, the Corporation is engaged in business as an open-end management investment company and is registered as such under the federal Investment Company Act of 1940, as amended (the “Act”); and

 WHEREAS, the Manager is engaged principally in the business of rendering investment supervisory services and is registered as an investment adviser under the federal Investment Advisers Act of 1940, as amended; and

 WHEREAS, the Manager has entered into the Agreement with the Corporation on February 3, 2011, and such Agreement has been renewed each year thereafter on the same terms and conditions; and

 WHEREAS, the Manager has proposed to lower the Fund’s Fund Fee (as defined in the Agreement) and expense ratio limitation and the Corporation’s Board of Directors has determined effective on the date first above written that such actions would be in the best interest of the Fund and its shareholders; and

 WHEREAS, the Manager and the Fund desire to continue the Agreement on the same terms and conditions other than as described immediately above and below;

 NOW, THEREFORE, in consideration of the premises and the mutual promises hereinafter set forth, the parties hereto agree as follows:

 1. Paragraphs 3.B. and 3.C. of the Agreement are amended to read as follows:

  B. Fund Fee. The monthly Fund Fee (“Monthly Fund Fee”) shall be the sum of the daily Fund Fee accruals (“Daily Fund Fee Accruals”) for each month. The Daily Fund Fee Accrual for any particular day will be computed by multiplying the fraction of one (1) over the number of calendar days in the year by the Fund Fee Rate of 0.36% and multiplying this product by the net assets of the Fund for that day, as determined in accordance with the Corporation’s prospectus as of the close of business on the previous business day on which the Fund was open for business.

  C. Expense Limitation. As part of the consideration for the Fund entering into this Agreement, the Manager hereby agrees to limit the aggregate expenses of every character incurred by the Fund, including but not limited to Fees of the Manager computed as hereinabove set forth, but excluding interest, taxes, brokerage, and other expenditures which are capitalized in accordance with generally accepted accounting principles and extraordinary expenses (“Manager Limitation”). Under the Manager Limitation, the Manager agrees that through April 30, 2022, such expenses for the Fund's Advisor Class shares shall not exceed 1.10% of the average daily net assets of the class (the "Expense Limitation Amounts"). To determine the Manager's liability for the Fund's expenses over the Expense Limitation Amounts, the amount of allowable year-to-date expenses shall be computed daily by prorating the Expense Limitation Amounts based on the number of days elapsed within the fiscal year of the Fund, or limitation period, if shorter ("Pro-Rated Limitation"). The Pro-Rated Limitation shall be compared to the expenses of the Fund recorded through the prior day in order to produce the allowable expenses to be recorded for the current day ("Allowable Expenses"). If the Fund's Management Fee and other expenses for the current day exceed the Allowable Expenses, the Management Fee for the current day shall be reduced by such excess ("Unaccrued Fees"). In the event the excess exceeds the amount due as the Management Fee, the Manager shall be responsible to the Fund for the additional excess ("Other Expenses Exceeding Limit"). If at any time up through and including April 30, 2022, the Fund's Management Fee and other expenses for the current day are less than the Allowable Expenses, the differential shall be due to the Manager as payment of cumulative Unaccrued Fees (if any) or as payment for cumulative Other Expenses Exceeding Limit (if any). If cumulative Unaccrued Fees or cumulative Other Expenses Exceeding Limit remain at April 30, 2022, these amounts shall be paid to the Manager in the future provided that: (1) no such payment shall be made to the Manager more than three years after the occurrence of any Unaccrued Fees or Other Expenses Exceeding Limit; and (2) such payment shall only be made to the extent that it does not cause the Fund's or Class's ratio of aggregate expenses to average daily net assets to exceed the applicable Expense Limitation Amount. The Manager may voluntarily agree to an additional expense limitation (any such additional expense limitation hereinafter referred to as an "Additional Expense Limitation"), at the same or a different level and for the same or a different period of time beyond April 30, 2022 (any such additional period being hereinafter referred to an as "Additional Period") provided, however, that: (1) the calculations and methods of payment shall be as described above; (2) no payment for cumulative Unaccrued Fees or cumulative Other Expenses Exceeding Limit shall be made to the Manager more than three years after the occurrence of any Unaccrued Fees or Other Expenses Exceeding Limit; and (3) payment for cumulative Unaccrued Fees or cumulative Other Expenses Exceeding Limit after the expiration of the Additional Period shall only be made to the extent it does not cause the Fund's or Class's (as applicable) ratio of aggregate expenses to average daily net assets to exceed the percentage specified by the Additional Expense Limitation to which the unpaid amounts relate.

 2. All other terms and conditions of the Agreement remain in full force and effect until April 30, 2022, unless terminated on an earlier date pursuant to the provisions of Paragraph 13 of the Agreement.

 IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be signed by their respective officers thereunto duly authorized and their respective seals to be hereunto affixed, as of the day and year first above written.

Attest:	T. ROWE INTERNATIONAL FUNDS, INC.
/s/Shannon Hofher Rauser Shannon Hofher Rauser, Assistant Secretary	/s/David Oestreicher By: David Oestreicher, Executive Vice President

Attest:	T. ROWE PRICE ASSOCIATES, INC.
/s/Kathryn L. Reilly Kathryn L. Reilly, Assistant Secretary	/s/Fran Pollack-Matz By: Fran Pollack-Matz, Vice President